Contact

www.linkedin.com/in/williamroyalljr (LinkedIn)
promotix.com (Company)

Top Skills

Advertising
Email Marketing
Creative Direction

Languages

English
Spanish

Certifications

Inbound Marketing Certification
Google Adwords Certified

Honors-Awards

Tampa Bay Pulse Magazine's Top 30 Under 30 - 2011
Orlando Business Journal Book of Lists
Top 50 Fastest Growing E-Retailers in the USA
2nd Largest 500 E-Retailers in the USA

Will Royall

Chairman, Founder & CEO at PromoTix Event Marketing Strategist | PromoTix University # Grow ticket sales & fill seats—no fluff, just results Free lessons on events, promo & profits ##
US Virgin Islands

Summary

Bio: William R. Royall Jr. is an experienced entrepreneur and seasoned business leader in the entertainment space. Will has started and scaled over a dozen companies, consulted with multiple Fortune 500 clients, and has participated in multiple mergers and acquisitions.

Will Royall has consulted with a variety of clients and brands over the years to include Hilton Grand Vacations, Hilton Hotels, Holiday Inn Club Vacations, Darden Restaurants, Ruth's Chris Steak House, Mitchell's Fish Market, Mitchell's Steak House, Levy's Restaurants, CiCi's Pizza, The Compass Group, TGI Friday's, Florida Hospital, Stetson University, The University of the Virgin Islands, Caribbean Hotel Association, Fiserv, SunGard, FEMA, and Rockefeller.

He has performed work in many industries including Tourism, Hotels, Timeshare, Restaurants, eCommerce, Sports, Technology, Real Estate, Non-profits, Healthcare, Entertainment, Software, Marketing, Advertising, and Construction.

Will has scaled companies from start-up to over $10,000,000 in annual sales within 24 months time, and maintains multiple businesses with year over year growth well beyond 100%. His portfolio includes multiple successful exits, mergers, sales, and acquisitions.

Will currently serves as CEO of PromoTix, a leading ticketing and marketing software product in the events space and hosts PromoTix University Podcast teaching on all things event marketing to help drive ticket sales for event creators.

Experience

PromoTix
Chairman, Founder & CEO
October 2016 - Present (8 years 7 months)
Christiansted, St Croix, US Virgin Islands

PromoTix helps event creators of all sizes save money on ticketing and sell more tickets through unique patented marketing technology.

We help events, festivals and venues selling $250k-$5M increase their profit margin up to 32% and attendance by 20%. We've add over $200,000 to EBITDA for music venues and festivals.

See if you qualify ➡ https://promotix.com/quiz

Case studies:
Backwoods generated $404,011.30 through ambassadors over two years.
Backwoods earned an additional $42,284.15 in 2019 by eliminating ticketing fees.
Venue 578 increased their VIP reservations by 10% with their own branded mobile app and saved over $202,000 in ticketing fees after leaving Eventbrite.
Kicker Country Stampede sold out their 80,000 person music festival.
Snails recruited over 1,000 ambassadors and sold out multiple shows in several countries.

If you are looking to increase your profitability then fill out this application: https://promotix.com/quiz

Royall Media Worldwide
Chairman & Founder
May 2018 - Present (7 years)
St Croix, VI, US Virgin Islands

Asset management firm in entertainment, software, and e-commerce.

Las Tierras Reales LLC
Chairman & Founder
January 2009 - Present (16 years 4 months)

Property Management & Real Estate Holding Company

Backwoods at Mulberry Mountain
Chairman & Executive Producer
March 2013 - April 2024 (11 years 2 months)
Ozark, Arkansas

Arkansas' largest music festival, arts, and camping event. 35,000 people over 4 days, 3 stages, 150 artists, 100 visual performers, 100 visual artists, and a world of magical activities in the woods.

Factory eStores
Chairman & Founder
October 2010 - June 2021 (10 years 9 months)
Orlando, FL

Factory Estores is an online retailer composed of multiple online ecommerce niche furniture sites. Offices and warehouses are located in Central Florida.

ZEUS Nightlife
Chairman & Founder
October 2015 - October 2018 (3 years 1 month)
Orlando, Florida Area

ZEUS Nightlife is a music events promotions and marketing company.

Royall Advertising and Marketing Agency
Chairman, Founder & CEO - (Acquired)
May 2004 - July 2017 (13 years 3 months)
Orlando, Florida Area

Royall Advertising, founded by Will Royall, held offices in Orlando and New York City. Royall Advertising was sold after 13 years in 2017, and rebranded shortly thereafter to Liquid Reach.

Venue 578
Chairman & CEO (Acquired)
March 2016 - June 2017 (1 year 4 months)
Orlando, Florida Area

Orlando's best entertainment complex for festivals, concerts, club nights, shows, and corporate events. Venue 578 was Orlando's third largest concert venue holding 1600 inside and over 10,000 outside. Will doubled the revenues of the venue after purchasing it in 2016, and re-sold it in 2017.

Ad 2 Orlando
President
July 2009 - July 2010 (1 year 1 month)

President on the Board of Directors of Ad 2 Orlando and Board Member of AAF Orlando

Ad 2 Orlando
President Elect Ad2 Orlando
2007 - 2009 (2 years)

Ran, organized, and managed the entire board for Ad 2, first assisting as President Elect, and the following year as President. I created a new board chair position my year as president for sponsorship to help get the club back on track financially.

Advertise HD
Chairman, Founder & President
2006 - 2008 (2 years)
Orlando, Florida Area

I designed custom software to combine live television with banner advertising. We delivered the ads over the internet to specific locations (other businesses around town) that we installed monitors in which had high traffic and wait times. The company was sold to an inside party shortly after getting it started.

Atlantic Visual Productions
Video Producer / Editor
May 2004 - December 2004 (8 months)
Orlando, Florida Area

Video Producer / Editor
In charge of scripting, shooting, editing, all facets of broadcast video
Commercials, marketing videos & DVDs, Full length DVDs, Event Openings, Candids, and other productions

Stetson University
Lead Creative Editor and Designer
August 2001 - May 2004 (2 years 10 months)

Media Services Department

Video Editing, Producing, Scripting, all facets of production.
Graphic Design skills for motion graphics as well as print peices.
Web development and design.
Managed student workers.
Lead projects for Stetson University to help market the university to potential incoming students for university growth.
Helped increase enrollment by more than 25%.

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Education

Stetson University

BA, Digital Arts · (2000 - 2004)

Stetson University

Leadership Stetson, Educational Leadership and Administration,
General · (2000 - 2004)